EXHIBIT 99.1 Press Release dated November 10, 2003

Siena Holdings, Inc. Shareholders Approve Reverse Stock Split and Siena Holdings, Inc. Completes Going Private Transaction

DALLAS - (BUSINESS WIRE) - November 10, 2003. -- Siena Holdings, Inc. (OTCBB:
SIEN - News) today announced that its shareholders, voting at a Special Meeting of Shareholders held on November 10, 2003, approved the Company's previously announced Reverse Stock Split and related Amendment to the Company's Certificate of Incorporation.

Of the total 6,000,000 shares of Existing Common Stock issued and outstanding, 5,717,319 shares were voted, in person or by proxy, and approximately 5,401,102 shares or 94.5% of the total number of shares cast were voted in favor of the Reverse Stock Split and related Amendment. The Reverse Stock Split and related cash purchase by the Company will result in the Company going private.

As a result of the Reverse Stock Split, shareholders will, as previously announced, receive one share of New Common Stock in exchange for every 500,000 shares of Existing Common Stock that they currently own. Since no new certificates representing fractional shares will be issued, each shareholder owning less than 500,000 shares of Existing Common Stock, or who would otherwise receive fractional shares as a result of the Reverse Stock Split, will receive in exchange for each share of Existing Common Stock cash in the amount of $1.41 per share.

The $1.41 per share cash consideration represents a 34% premium over the $1.05 per share closing price for Siena's common stock on January 31, 2003, the last day of trading prior to Siena's announcement that it had established a Special Committee of its Board of Directors to explore a "going private' transaction by means of a Reverse Stock Split, and a 85% premium over the twelve-month low of $.76 per share.

The Company filed an Amendment to its Certificate of Incorporation with the Delaware Secretary of State on November 10, 2003 to consummate the transaction. As a result of this transaction, the shares of Siena Holdings, Inc. will no longer be traded on the OTC Bulletin Board or be registered with the Securities and Exchange Commission.

Statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including but not limited to statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors. The forward-looking statements are made as of the date of this report and the Company undertakes no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

Contact:
                 Siena Holdings, Inc., Dallas
                 W. Joseph Dryer,  972/381-4255